UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Golf Trust of America, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share**

(Title of Class of Securities)

38168B103

(CUSIP Number)

James J. Finnegan, Esq.
AEW Capital Management, Inc.
World Trade Center East, Two Seaport Lane, Boston, MA 02210
(617) 261-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**AEW Targeted Securities Fund, L.P. (the “Reporting Person”) currently owns 9.25% Series A Convertible Cumulative Preferred Stock, par value, $.01 per share (the “Series A Preferred Stock”), of Golf Trust of America, Inc., which is convertible into Common Stock in accordance with the terms of the Series A Preferred Stock.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW TSF, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW TSF, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38168B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AEW Targeted Securities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 761,904 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 761,904 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,904 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) PN

* The calculations above are based on 7,317,163 shares of GTA Common Stock outstanding, as reported in GTA’s Annual Report on Form 10-K (File No. 001-14494) filed with the Securities and Exchange Commission (“SEC”) on April 17, 2006.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on May 13, 2005, as amended and supplemented by Amendment No. 1 as filed on November 16, 2005 (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Golf Trust of America, Inc., a Maryland corporation (“GTA” or the “Issuer”).  AEW Targeted Securities Fund, L.P. (“AEW Fund”) currently owns 9.25% Series A Convertible Cumulative Preferred Stock, par value, $.01 per share (the “Series A Preferred Stock”), of the Issuer, which is convertible into Common Stock in accordance with the terms of the Series A Preferred Stock.  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 12, 2006, GTA and AEW Fund entered into a new option agreement in which AEW Fund grants the Issuer the option, exercisable by the Issuer in its sole discretion, to purchase, on or before June 30, 2006, all 800,000 shares of the Series A Preferred Stock held by AEW Fund including, without limitation, all of AEW Fund’s rights to Liquidation Preferences (as defined in the Issuer’s Articles Supplementary, including, without limitation, Liquidation Preferences in respect of any accrued and unpaid dividends) payable in respect of such shares as of the Issuer’s exercise of the option for a price of $20,000,000. The option to repurchase AEW Fund’s Series A Preferred Stock is only exercisable by the Issuer in the event that the business of the Westin Innisbrook Golf Resort is sold for cash consideration of no more than $35,000,000.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)           AEW Fund is the record owner of 761,904 shares of GTA Common Stock (the “AEW Fund Shares”).  As the general partner of AEW Fund, TSF LLC may be deemed to beneficially own the AEW Fund Shares.  As the managing member of TSF LLC, TSF Inc. may also be deemed to beneficially own the AEW Fund Shares.  As the sole shareholder of TSF Inc.,  AEW Capital may also be deemed to beneficially own the AEW Fund Shares.  As the general partner of AEW Capital, AEW may also be deemed to beneficially own the AEW Fund Shares.  These shares represent 9.4% of the outstanding shares of GTA Common Stock.

The calculations above are based on 7,317,163 shares of GTA Common Stock outstanding, as reported in GTA’s Annual Report on Form 10-K (File No. 001-14494) filed with the Securities and Exchange Commission (“SEC”) on April 17, 2006.  Each of the Reporting Persons, disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein, if any.

(c) There have been no transactions in the Shares beneficially owned by the Reporting Persons since the date of the filing of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Agreement regarding the filing of joint Schedule 13D.
Exhibit 2	Option Agreement, dated April 12, 2006, between Golf Trust of America, Inc. and AEW Targeted Securities Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2006

AEW Capital Management, L.P.

By: AEW Capital Management, Inc., its general partner

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW Capital Management, Inc.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW TSF, L.L.C.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW TSF, Inc.

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President

AEW Targeted Securities Fund, L.P.

By:	AEW TSF, L.L.C., its general partner

By:	AEW TSF, Inc., its managing member

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Vice President